Exhibit (a)(1)(H)

Letter from Glenn Splieth to eligible RadiSys employees on leave of absence

July 31, 2003

Dear Employee:

As I previously announced on July 31, 2003, RadiSys is offering its employees a Stock Option Exchange Program (the "Exchange Program"). This letter is to provide a general overview of this program and sources of detailed information to help you understand your choices.

Background

Stock options are an important component of RadiSys' Total Compensation strategy for employees. They are intended to encourage employees to act as owners and to share in the value they help create for the Company.

Due to market conditions, many of the outstanding stock options held by employees are "underwater," meaning that the exercise prices of the stock options are greater than the current market price of our common stock. As a result, employees would not realize any value if they exercised their options.

To help restore value to your stock options, RadiSys; Board of Directors and Shareholders have approved the Exchange Program. This program lets you exchange your eligible stock options for a lesser number of new options. Here are a few key aspects of the Exchange Program:

o The exchange ratio (between the number of options you will surrender and the number of new options you will receive) depends on the exercise price of your current option grant(s).

o U.S. accounting regulations require that we wait at least six months and one day from the cancellation date before we grant the new options to avoid a potentially significant expense on our financial statements. We will grant the new options following the expiration of that period, which we expect to be no earlier than March 1, 2004.

o The exercise price of the new option grant will be the closing price of shares of our common stock as reported by the Nasdaq National Market on the new option grant date.

o The offering period is from Thursday, July 31, at 8:00 a.m. Pacific Time (U.S.) through Wednesday, August 27, 2003, at 9:00 p.m. Pacific Time. This timeframe complies with Securities and Exchange Commission regulations requiring that we give you at least 20 business days to decide whether to participate.

o On the first business day after the offering period expires (August 28, 2003), we will cancel your surrendered options.

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Eligibility

To be eligible, you must:

o Have eligible options (i.e., options with an exercise price of $20.00 or more),

o Be a current employee of RadiSys residing in Germany, Japan, the United Kingdom, or the United States, and

o Remain employed by RadiSys continuously through the new option grant date. If your employment ends for any reason before the new option grant date (whether voluntarily or involuntarily), you will not receive any new options.

Board of Director, Vice-Presidents and Executive Officers, as well as RadiSys employees who reside in Israel or The Netherlands are not eligible to participate in the Exchange Program.

In This Packet

This packet contains important information about the Exchange Program, including:

o The Offer to Exchange, which contains the terms and conditions of the Exchange Program,

o     A Stock Option Exchange Program Overview,

o     Frequently Asked Questions ("FAQs"),

o     A Significant Events Calendar,

o     Guide to International Issues,

o A letter with your personal identification number (PIN), which you will need to log onto the Mellon Investor Services Web site (see below for more information), and

o     Your personalized Election Agreement.

Additional Resources

Human Resources will be holding meetings to discuss and answer questions about the Exchange Program. The meeting schedule is included in the enclosed Significant Events Calendar. If you are unable to attend a meeting and wish to receive a copy of the presentation, please contact Marlene Barclay, Compensation/Benefits/HRIS Manager, at (503) 615-1351.

In addition, we have revised the Plan Summary and Prospectus for the 2001 Nonqualified Stock Option Plan and the 1995 Stock Incentive Plan. You can find this on the HR Toolkit of the RadiSphere intranet at http://radisphere.radisys.com. Select Communities > HR > HR Toolkit > Compensation > Stock Option Plan.

How To Participate

There are two ways for you to participate in the Exchange Program:

1. Complete the enclosed hard copy Election Agreement and send it to Mellon Investor Services ("Mellon"), whom RadiSys has engaged to handle the administration of the Exchange Program. Detailed instructions, mailing addresses, and a facsimile number are included on the Election Agreement.

2.    Complete the Election Agreement online by following these instructions:

      a)    Log onto the Mellon Web site at
            https://www.corporate-action.net/RadiSys, and press the "Continue" button.

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      b)    Enter your 9-digit PIN (which is enclosed in this packet), and press the "Continue" button.

      c) On the following screen, enter your 3- or 4-digit employee ID number (without any leading zeros; for example, if your employee number is 001322, just enter 1322) and your birth date, and press the "Continue" button

      d) You should now be successfully logged in. You will see a page with your personal information, including all your eligible option grants. To participate, you must select the "Exchange My Options" button from the "Election Agreement" Web page.

      e)    Print a copy of the confirmation screen for your records.

In order for your election to be valid, your election must be RECEIVED by Mellon by 9:00 p.m., Pacific Time (U.S.), on Wednesday, August 27, 2003, unless the offer period is extended by RadiSys. You are responsible for ensuring the successful delivery of your election form. Please allow for enough delivery time based on the method of delivery that you choose to ensure we receive your election form on time. This is a one-time offer, and we will strictly enforce the expiration date.

For More Information

For additional information or assistance, you can contact Mellon. Mellon customer service representatives are available Monday through Friday from 5:00 a.m. to 4:00 p.m., Pacific Time at 1-888-256-2709. There is no charge to you for the call.

Thank you for your consideration of this program and for your ongoing contributions to RadiSys' future success.

Regards,


/s/ Glenn Splieth

Glenn Splieth
Senior Director, Human Resources

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announcemt LOA Final                 Page 3                  RadiSys Corporation
Draft prepared by Buck Consultants                                  July 2, 2003